SUB-ITEM 77I
Terms of new or amended securities


(1) Diversified Bond, Prime Money Market and
Short Duration Inflation Protection Bond each converted its B Class ("B Class"), effective
10/16/15. The B Class shares of each of the funds were converted to A Class shares. A Class shares have a front end sales charge (load). The conversion of B Class shares was not a taxable event and any CDSC charges were waived. The sales charge on A
Class shares will not be waived for purchases of additional shares.

(2) Effective December 1, 2015, Premium
Money Market Fund was renamed U.S.
Government Money Market Fund.

(3) On November 30, 2015, 485BPOS,
Accession No. 0000908406-15-000114, an
amendment to the registration statement of American Century Investment Trust, was filed with the Securities and Exchange Commission.
This amendment registered two new classes, Class A and Class C, of U.S. Government
Money Market Fund, effective December 1,
2015, and describes the characteristics of the new classes.